MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

March 27, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bankcorp, Inc.
Preliminary Proxy Materials

Dear Sir or Madam:

Enclosed herewith for filing please find the preliminary proxy materials for BCSB Bankcorp, Inc. (the “Company”). The preliminary proxy materials relate to the a proposed second step conversion of Baltimore County Savings Bank, M.H.C., whereby shares of outstanding Company common stock will be exchanged for shares issued by BCSB Bancorp, Inc., a recently formed Maryland corporation (“BCSB”). Pursuant to Securities and Exchange Commission Rule 0-11(a)(2), no fee is required in connection with the filing of preliminary proxy materials as BCSB has paid a filing fee in the amount of $3,198 in connection with its filing of a Registration Statement of Form S-1 in connection with the transaction.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport
Joel E. Rappoport

Enclosures

cc:	Joseph J. Bouffard, BCSB Bancorp, Inc.